SO 3/8/04

04004406

19 3/8

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 46808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFS Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 1st Ave North STE 104
(No. and Street)

Birmingham (City) AL (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trava L. Williams 205-581-5277 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mackle, Splawn, Tindall + McDonald, LLP
(Name – *if individual, state last, first, middle name*)

2100 16TH Ave S. Suite 300 (Address) Birmingham (City) AL (State) 35205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trava L. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFS Equities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Exp 7/28/06

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

Board of Directors
AFS Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AFS Equities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Reply To: P.O. Box 55765 ▫ Birmingham, AL 35255
2100 16th Avenue, So. ▫ Ash Place, Suite 300 ▫ Birmingham, AL 35205 ▫ (205) 933-7822 ▫ Fax (205) 933-7944

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mackle, Splaun, Tindall & McDonald, LLP

January 23, 2004

AFS EQUITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION DECEMBER 31, 2003 AND 2002

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
AFS Equities, Inc.
Birmingham, Alabama

We have audited the accompanying balance sheets of AFS Equities, Inc., as of December 31, 2003 and 2002, and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of AFS Equities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.

Reply To: P.O. Box 55765 ▫ Birmingham, AL 35255
2100 16th Avenue, So. ▫ Ash Place, Suite 300 ▫ Birmingham, AL 35205 ▫ (205) 933-7822 ▫ Fax (205) 933-7944

As reported in the financial statements, the company incurred a net loss of $29,059 and $71,574 for the years ended December 31, 2003 and 2002, respectively. During 2003 and 2002 stockholders' purchased $46,791 and $60,698, respectively, of common stock. The Company used this additional capital to meet current operating obligations. Based on these facts, substantial doubt exists about the likelihood of the Company to continue as a going concern without the continued ability of the shareholders to raise capital.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedules I and II constitutes supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information contained in Schedules I, II and III has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mackle, Splaun, Tindall & McDonald, LLP

January 23, 2004

AFS EQUITIES, INC.

BALANCE SHEET
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current assets		
Cash	$ 14,720	$ 25,955
Commissions receivable	16,097	40,969
Management fees receivable	30,580	6,000
Other trade receivables	362	316
Prepaid expenses	333	227
Total current assets	62,092	73,467
Fixed assets		
Furniture and equipment	33,122	31,734
Less accumulated depreciation	(18,214)	(14,973)
Total fixed assets - net	14,908	16,761
Other assets		
Refundable deposit	1,750	1,750
Clearing deposit	15,000	25,000
Total other assets	16,750	26,750
TOTAL ASSETS	$ 93,750	$ 116,978

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities		
Accrued commissions and fees	$ 3,651	$ 26,199
Accounts payable - trade	10,784	3,542
Accrued payroll taxes and penalties	28,508	34,162
Loans from shareholder	0	20,000
Total current liabilities	42,943	83,903
Stockholders' equity		
Common stock, par value $1, 100,000 shares authorized, 22,983 and 18,258 shares issued and outstanding as of December 31, 2003 and 2002, respectively	22,983	18,258
Additional paid-in capital	387,991	345,925
Retained earnings (deficit)	(360,167)	(331,108)
Total stockholders' equity	50,807	33,075
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 93,750	$ 116,978

AFS EQUITIES, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Commissions earned	$ 434,532	$ 362,919
Costs of commissions earned	135,836	210,607
Gross profit	298,696	152,312
Operating expenses	327,014	224,119
Operating loss	(28,318)	(71,807)
Other income and (expenses)		
Loss on disposal of assets	(880)	0
Dividend income	36	0
Interest income	103	233
NET INCOME (LOSS)	$ (29,059)	$ (71,574)

AFS EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Total	Common Stock	Common Stock Subscribed
Balances at December 31, 2001	$ 43,951	$ 11,926	$ 2,000
Issuance of subscribed stock	0	372	(2,000)
Issuance of common stock	60,698	5,960	0
Net loss	(71,574)	0	0
Balances at December 31, 2002	33,075	18,258	0
Issuance of common stock	46,791	4,725	0
Net loss	(29,059)	0	0
Balances at December 31, 2003	$ 50,807	$ 22,983	$ 0

See notes to financial statements.

Additional Paid-in Capital	Retained Earnings (Deficit)
$ 289,559	$ (259,534)
1,628	0
54,738	0
0	(71,574)
345,925	(331,108)
42,066	0
0	(29,059)
$ 387,991	$ (360,167)

AFS EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ (29,059)	$ (71,574)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation expense	3,884	3,723
Loss on disposal of fixed assets	880	0
Assets (increase) decrease:		
Commissions and management fees receivable	292	7,884
Other trade receivables	(46)	0
Accounts receivable - stockholder	0	1,624
Prepaid expenses	(106)	448
Refundable deposits	0	(1,750)
Clearing deposit	10,000	0
Liabilities increase (decrease):		
Accrued commissions and fees	(22,548)	6,538
Accounts payable - trade	7,242	(13,054)
Accrued payroll taxes and penalties	(5,654)	11,857
Net cash used in operating activities	(35,115)	(54,304)
Cash flows from investing activities		
Fixed asset purchases	(2,911)	(1,937)
Net cash used in investing activities	(2,911)	(1,937)
Cash flows from financing activities		
Loan from (payment to) shareholder	(20,000)	20,000
Sale of common stock	46,791	60,698
Net cash provided by financing activities	26,791	80,698
Net increase (decrease) in cash and cash equivalents	(11,235)	24,457
Cash and cash equivalents, beginning	25,955	1,498
CASH AND CASH EQUIVALENTS, ENDING	$ 14,720	$ 25,955

See notes to financial statements.

AFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Company's activities

The Company was incorporated September 29, 1993 as a broker and dealer in securities. The Company engages in allowable activities of a broker or dealer maintaining a minimum net capital requirement of not less than $ 5,000 as per SEC Rule 15c3-2(vi).

Basis of accounting

The financial statements of AFS Equities, Inc. are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Depreciation

The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed primarily on the straight-line method.

Advertising

Advertising costs are expensed as incurred.

Accounts receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

2. Reserve requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

AFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

3. Minimum capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. At December 31, 2003 the Company was not in compliance with this requirement. The Company has a net capital deficit of $2,355 below the minimum net capital required as defined by SEC Rule 15c3-1. At December 31, 2002, the Company's net capital as defined by SEC Rule 15c3-1 was $2,427 in excess of minimum net capital required. The excess (deficit) net capital at 1500% was ($217) and $2,427 at December 31, 2003 and 2002 respectively, and the percent of aggregate indebtedness to net capital was 1,624% and 1,046%.

4. Income taxes

Because the Company reports income for tax purposes on a cash basis, temporary differences exist between the recognition of certain income and expense items for income tax purposes and financial reporting purposes. The Company has Federal and State net operating loss carryforwards available to offset income in future years in the amount of $398,086. This amount expires beginning in the year 2010.

5. Related party transactions

During the year ended December 31, 2003 payments totaling $106,340 were paid to a related company for accounting and management services. The President and majority shareholder of AFS Equities, Inc. is also the President and majority shareholder of the related company.

6. Lease Commitments

In May of 2002 The Company entered into a lease agreement for its current office facility. The lease term is for 60 months with monthly payments of $1,750.

SUPPLEMENTARY INFORMATION

AFS EQUITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 17a-5 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Statement of net capital under SEC Rule 17a-5

	2003	2002
Total ownership equity	$ 50,807	$ 33,075
Deduct:		
Assets not readily converted to cash per 15c3-1(c)(2)(iv)(A)		
Fixed assets - net	(14,908)	(16,761)
Prepaid insurance	(333)	(227)
Accounts receivable - shareholders	0	0
Other trade receivables	(362)	(316)
Refundable deposit	(1,750)	(1,750)
Assets not readily converted to cash per 15c3-1(c)(2)(iv)(C)		
Asset management fees receivable	(30,580)	(6,000)
Haircut per 15c3-1(c)(2)(vi)(A)(I)	(229)	0
Net capital	$ 2,645	$ 8,021

Computation of Basic Net Capital Requirement

	2003	2002
Ratio requirement per 15c3-1(i)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,862	$ 5,594
Minimum dollar net capital requirement per 15c3-2(vi)	$ 5,000	$ 5,000
Excess (Deficit) net capital	$ (2,355)	$ 2,427

Aggregate Indebtedness Ratio

	2003	2002
Aggregate indebtedness	$ 42,943	$ 83,903
Ratio to net capital	1624%	1046%

AFS EQUITIES, INC.

SCHEDULE II: RECONCILIATION OF AUDITED NET CAPITAL TO THE UNAUDITED FOCUS REPORTS PART IIA FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net capital per focus report	$ 2,645	$ 8,108
Decrease in cash	0	(87)
Net audited computation of capital	$ 2,645	$ 8,021

AFS EQUITIES, INC.

SCHEDULE III: OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Management and accounting fees	$ 106,340	$ 0
Office salaries	83,751	73,193
Rent	19,250	18,946
Quote services	14,916	18,841
Insurance - health	14,091	13,815
Professional fees	12,470	13,601
Payroll taxes	11,031	9,687
Office expenses	9,718	9,242
Legal and accounting	7,922	20,601
Marketing	7,396	1,107
Telephone and pager	6,084	8,607
Mail and postage	5,563	3,303
Travel and entertainment	4,498	3,925
Penalties	4,184	7,332
Depreciation	3,884	3,723
Insurance - other	2,904	1,014
Computer expenses	2,608	4,458
Internet fees	2,441	2,594
Taxes and licenses	2,202	2,959
Advertising	1,477	1,331
Continuing education	1,070	861
Cable	1,052	1,158
Bank charges	672	977
Storage	670	2,071
Late fees	375	0
Repairs and maintenance	339	193
Miscellaneous	106	580
TOTAL OPERATING EXPENSES	$ 327,014	$ 224,119

See notes to financial statements